January 24, 2013

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention: Mr. Kevin L. Vaughn

Re:                             Thermon Group Holdings, Inc.

Thermon Holding Corp.
Form 10-K for the fiscal year ended March 31, 2012

Filed June 8, 2012

Form 10-Q for the quarterly period ended September 30, 2012

Filed November 13, 2012
(File No. 1-35159)

Ladies and Gentlemen:

This letter is submitted with respect to Thermon Group Holdings, Inc. and Thermon Holding Corp. (collectively, “Thermon,” the “Company,” “we” or “our”) in response to the comment letter, dated January 14, 2013 (the “Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Thermon’s Form 10-K for the fiscal year ended March 31, 2012 (the “2012 Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2012 filed with the Commission on June 8, 2012 and November 13, 2012, respectively.  For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

Form 10-K for the fiscal year ended March 31, 2012

Consolidated Statements of Operations, page 50

1.             We see from your disclosures on page 6 of this filing that you provide turnkey, engineering and other value-added services. Please tell us what percentage such services were to your total revenues during each of the periods presented in your statements of operations. If service revenues exceeded 10 percent of revenues during any of the periods presented, please revise future filings to separately disclose your service revenues and related cost of service revenue. Refer to Rule 5-03(b)(1)(a) of Regulation S-X. Also, consider the impact of this comment on disclosures in Thermon Holding Corporation’s future filings.

As noted in our disclosures, Thermon is a provider of comprehensive heat tracing solutions for process industries.  When a customer purchases our heat tracing solution, we offer everything necessary for the customer to implement and use that solution as part of a complete package.  Our business is primarily focused on the manufacture and distribution of heat tracing products and components, such as heating cables, tubing bundles and control systems.   In order to increase our presence in the heat tracing marketplace, we offer related services, such as design, optimization, engineering, installation and maintenance services.  These services are highly specialized and directly associated with the delivery of our products.   We do not market our services separate from an overall heat tracing solution installation, maintenance or repair project.  When we sell a heat tracing solution, we quote a total price to the customer for the entire solution.  Similarly, the manner in which we typically invoice our customers does not indicate a separate fair value for the respective product and service components. We view the entire heat tracing system as a single product offering, and therefore believe that our current statement of operations presentation appropriately reflects our strategy to provide a comprehensive suite of integrated heat tracing product and service offerings.

In addition, our current presentation is consistent with both how management views the business and the way in which our heat tracing solutions are marketed and invoiced to our customers.  To present service revenue separately on our statements of operations would suggest to an investor that our services related to turnkey solutions are offered separately from our heat tracing material and product offerings, which is not the case.

Finally, in addition to the factors discussed above, we believe it is important that we report our revenue in a comparable fashion to our competitors.  We have reviewed filings of our direct competitors and note that they do not report service revenues separately on their statements of operations.

Notes to Consolidated Financial Statements, page 54

Note 19 - Quarterly Results (Unaudited), page 74

2.                                      Please revise this Note in future filings to provide earnings per share data and describe the effect of any unusual or infrequently occurring items recognized for each quarter presented.  Refer to Item 302(a)(1)-(3) of Regulation S-K. Also, consider the impact of this comment on disclosures in Thermon Holding Corporation’s future filings.

In response to the Staff’s comment, we confirm that the Company intends to revise the unaudited Quarterly Results financial statements note in future Form 10-K filings to be filed with the Commission to provide earnings per share data and a narrative description of the effect of any unusual or infrequently occurring items recognized for each quarter presented in accordance with Item 302(a)(1)-(3) of Regulation S-K.

Form 10-Q for the period ended September 30, 2012

Exhibits 31.1, 31.2, 31.3, and 31.4

3.                                      Please amend this filing to revise these certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note that paragraph 4 omits the introductory language referring to internal control over financial reporting. Please also amend your June 30, 2012 Form 10-Q to comply with this comment.

Thermon notes the Staff’s comment and intends to file amended Form 10-Q filings for each of the quarterly periods ended June 30, 2012 and September 30, 2012 concurrent with the submission of its Form 10-Q for the quarterly period ended December 31, 2012. Each such amended Form 10-Q filing will consist of a cover page, explanatory note and signature page, along with the full forms of the Exhibit 31 certifications in the exact form provided for by Item 601(b)(31) of Regulation S-K.

*******

In response to the Staff’s request, Thermon acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you wish to discuss the foregoing at any time, or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at 512-396-5801.

Very truly yours,

/s/ Jay Peterson
Jay Peterson
Chief Financial Officer

cc:           Rodney Bingham, President and Chief Executive Officer